Mail Stop 3010

June 9, 2009

VIA USMAIL and FAX (630) 954-0595

Mr. Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer
General Employment Enterprises, Inc.
One Tower Lane, Suite 2200
Oakbrook Terrace, Illinois 60181

> **Re: General Employment Enterprises, Inc.**
> **Form 10-KSB for the year ended September 30, 2008**
> **Filed on November 26, 2008**
> **File No. 001-05707**

Dear Mr. Kent Yauch:

    We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief